December 4, 2009	News Release 09-37

PIRQUITAS SILVER MINE ACHIEVES COMMERCIAL PRODUCTION

Vancouver, B.C. – Silver Standard Resources Inc. reports that its wholly-owned Pirquitas Mine in Jujuy, Argentina, achieved commercial production effective December 1, 2009.

Mr. Robert Quartermain, the company’s president and chief executive officer, said that “I am extremely pleased about reaching this significant milestone in the company’s history.  Pirquitas will provide the foundation from which to grow the company’s silver production.  I congratulate the Pirquitas team who worked diligently to achieve this goal.”

The mill is processing oxide and transitional ore which to date is exceeding the company’s expectations for this material.  Silver recoveries are exceeding 50% and silver concentrate grading in excess of 22 kilograms of silver per tonne is being produced.   The mine is operating as planned and the mill will operate on oxide and transitional ore until the sulphide ore currently being exposed from the open pit is processed in the first quarter of 2010.

A conference call with management to review progress at the Pirquitas Mine and to discuss the Snowfield and Brucejack mineral resource updates (see News Release dated December 1, 2009) will be held on Thursday, December 10, 2009 at 11:00 a.m. EST.

Toll-free in North America:                                                                (866) 816-1982
All other calls:                                                                                     (913) 312-0398

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/eventdetail.cfm?eventid=75410.

The call will be archived and available at www.silverstandard.com after December 10, 2009.

Audio replay will be available for one week by calling:

Toll-free in North America:                                                                (888) 203-1112, replay passcode 4831338.
Overseas callers may dial:                                                                  (719) 457-0820, replay passcode 4831338.

For further information, contact:

Robert A. Quartermain, President & CEO Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, mineral reserve and resource estimates, estimates and expectations of future mineral production, expectations regarding the ramp-up, design, mine life, production and costs applicable to sales at the Pirquitas Mine, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in Canadian Securities legislation and the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets including changes in the development of a secondary market for Canadian asset backed commercial paper restructured notes, changes in prices for the company’s mineral products or increases in input costs, variances in ore grade or recovery rates from those assumed in mining plans, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in places where the company does business, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s Form 20-F and other filings with Canadian regulators and the Securities and Exchange Commission. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.